November 18, 2010

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Hydrogenics Corporation Form 20-F for the Fiscal Year Ended December 31, 2009 File No. 000-31815

Dear Mr Cash:

We respond to the Staff’s comment letter, dated November 5, 2010, relating to the Hydrogenics Corporation (the “Company”) Form 20-F for the fiscal year ended December 31, 2009 (the “20-F”).

To facilitate the Staff’s review, we have reproduced below the comments contained in the Staff’s comment letter in italics, and include under each comment the Company’s response.

Item 4. Information on the Company, page 18

Securing Additional Capital, page 23

1.
We note your disclosure of proceeds before transaction costs from the APIF transaction and your January 2010 registered direct offering. In future filings, please also disclose net proceeds received from any such transactions.

Response

We will add disclosure of net proceeds received to our future filings when there are comparable transactions.

Item 6. Directors, Senior Management and Employees, page 48

Employees page 61

2.
In future filings please reconcile the disclosure on page 20 that at December 31, 2008 your Test Systems business segment no longer had employees with the disclosure on page 61 that at December 31, 2008, this segment employed five full time employees.

Response

We will reconcile this disclosure in our future filings.

Item 7. Major Shareholders and Related Party Transactions, page 63

3.
We note your disclosure of the agreements with General Motors.  We further note your response to our August 20, 2009 letter that you would file these agreements as exhibits to your future filings as required by Instruction 4(b)(i) of the Instructions as to Exhibits of Form 20-F.  Please file these agreements as exhibits to your Form 20-F.

Response

We will promptly file an amendment (the “Amendment”) to the 20-F to include these agreements as exhibits.

Item 15. Controls and Procedures, page 78

4.
We note your management’s conclusion regarding the effectiveness of your disclosure controls and procedures, which appears to be based on the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As stated, however, your description does not fully conform to the definition set forth in those rules. In future filings, please revise to state that the effectiveness conclusion is based upon the entire definition Exchange Act Rules 13a-15(e) and 15d-15(e) or simply state the conclusion without definition.

Response

In the Amendment, we will amend Item 15 to simply state the conclusion without definition and will do so in future filings.

5.
We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting includes those policies and procedures as described in subparts (1) (2), and (3) of the above-referenced rules. Please confirm, if true, that your management’s conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise your disclosure accordingly in future filings. Alternatively, you may simply state, if true, that your management conclusion on the applicable dates that your internal control over financial reporting was effective.

Response

In the Amendment, we will amend Item 15 to simply state our management’s conclusion on the applicable dates that our internal control over financial reporting was effective and, if true, will do so in future filings.

Evaluation of Internal Controls, page 79

6.
Please disclose management’s conclusion of the effectiveness of the company’s internal controls over financial reporting as of the end of the current fiscal year covered in your report. In this regard, we note that management’s conclusion relates to effectiveness at December 31, 2008 and not December 31, 2009.

Response

The date in the 20-F was a typographical error. In the Amendment, we will amend our filing to reflect the correct date of December 31, 2009.

Limitations on Controls and Procedures, page 79

7.	With a view toward future disclosure, please confirm that your disclosure controls and procedures are effective at the reasonable assurance level.

Response

We hereby confirm that our disclosure controls and procedures are effective at the reasonable assurance level.  We will also confirm this in our amendment to Item 15.

Consolidated Financial Statements, page F-1

Note 2. Basis of Preparation, page F-12

Goodwill, page F-14

8.
In future filings, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit:

•	Indentify the reporting unit.

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the assumptions that drive the estimated fair value.

•
A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

Response

We will add this disclosure to our future filings to the extent that any of our reporting units have estimated fair market values that are not substantially in excess of their carrying value and goodwill for these reporting units, in the aggregate or individually, could materially impact our operating results.

In addition, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *           *

If you have any questions or comments regarding this submission, please feel free to contact me by telephone at (905) 361-3633, by fax at (905) 361-3626 or by e-mail at ldavis@hydrogenics.com.

Very truly yours,

Lawrence Davis

CFO